UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-04575

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: St. Germain Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1500 Main Street
(No. and Street)

Springfield	MA	01115
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Fortier	413-584-9121	tfortier@gagewiley.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf and Company, P.C.
(Name – if individual, state last, first, and middle name)

255 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Matty _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of St. Germain Securities, Inc. _____, as of 12/31 _____, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: President

Christie M. Andrzejski
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.1Sc3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

St. Germain Securities, Inc.
Financial Statements and Supplemental Information
Year Ended December 31, 2022

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of St. Germain Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of St. Germain Securities, Inc. (the Company) as of December 31, 2022, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I-III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I-III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Wolf & Company, P.C.

Boston, Massachusetts
March 31, 2023

St. Germain Securities, Inc.

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$ 2,398,921
Receivable from broker	61,606
Due from parent	112,005
Prepaid expenses	36,436
Other assets	180,724
	$ 2,789,692

Liabilities and Shareholder's Equity

Liabilities:	
Accrued expenses and other liabilities	25,419
Total liabilities	25,419
Shareholder's equity:	
Common shares, $1 par value, 100 shares authorized, issued and outstanding	790,897
Retained earnings	1,973,376
Total shareholder's equity	2,764,273
Total liabilities and shareholder's equity	$ 2,789,692

The accompanying notes are an integral part of these financial statements.

3

St. Germain Securities, Inc.

Statement of Operations

Year Ended December 31, 2022

Operating revenue:		
Mutual fund distribution fees	$	970,115
Commissions and fees		950,326
Interest income		164,697
Realized and unrealized loss on investments, net		(31)
Other income		22,654
Total operating revenue		2,107,761
Operating expenses:		
Production costs		389,834
Salary and benefits		888,438
Other operating expenses		901,075
Total operating expense		2,179,347
Loss before income tax benefit		(71,586)
Income tax benefit		(32,601)
Net loss	$	(38,985)

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2022

	Shares	Common Shares	Retained Earnings	Total
Shareholder's equity at December 31, 2021	100	$790,897	$2,012,361	$ 2,803,258
Net loss	-	-	(38,985)	(38,985)
Shareholder's equity at December 31, 2022	100	$790,897	$1,973,376	$ 2,764,273

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2022

Cash flows from operating activities:		
Net loss	$	(38,985)
Adjustments to reconcile net loss to net		
cash provided by operating activities:		
Change in operating assets and liabilities:		
Prepaid expenses		1,622
Other assets		(32,601)
Due from parent		21,816
Receivable from broker, net		93,699
Accrued expenses and other liabilities		(7,394)
Net cash provided by operating activities		38,157
Net increase in cash and cash equivalents		38,157
Cash and cash equivalents at beginning of year		2,360,764
Cash and cash equivalents at end of year	$	2,398,921

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The financial statements include the accounts of St. Germain Securities, Inc. (the "Company"), a wholly-owned subsidiary of D.J. St. Germain Company, Inc. ("DJS" or "Parent").

The Company is registered as a broker-dealer with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA") and is licensed as a broker-dealer in all 50 states.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of Rule 15c3-3.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes commission income, mutual fund distribution fees, and other fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue on the appropriate measure of the Company's progress under the contract and whether constraints on variable consideration should be applied due to uncertain events.

During 2022, the Company provided advisory services on private placement deals. Revenue from advisory arrangements is included in commission and fees in the statement of operations and is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. The Company recognized fees when investors were accepted in a private placement and the private placement fund accepted the investors' commitment. The private placement fee revenue is a variable consideration and the constraints are evaluated for each individual contract. During the year ended December 31, 2022, the Company earned revenue of $310,577 which was

7

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2022

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

subsequently paid out in full as a commission expense which is included in other operating expenses in the statement of operations. The Company does not expect to have revenue from private placement deals in future periods.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and/or clearing charge. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company recognizes mutual fund income in the period it is received as amounts are not determined and constraint not satisfied until such time.

The Company received interest on customer cash that is treated as an overnight sweep into FDIC insured deposits totaling $124,000 for the year ended December 31, 2022 which is recorded in interest income on the statement of operations.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables

Amounts receivable from broker-dealers and clearing organizations at December 31, 2022 was $61,606. The Company considered the need for an allowance for doubtful accounts as of December 31, 2022 and determined none was necessary.

Investments

Investments owned are recorded at fair value with changes in fair value recorded in earnings. Cost is determined on the specific identification method. Income from investments owned is recorded as earned on an accrual basis. Realized gains and losses are determined based on the specific identification of the securities sold, and any dividends are recorded on the payment date. There were no investments held as of December 31, 2022.

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2022

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchal framework which prioritizes and ranks the level of market price observability used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market

data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Income Taxes

The Company is part of an affiliated group which files a consolidated tax return. Pursuant to a tax allocation agreement by and amongst the members of the affiliated group, the consolidated tax liability is allocated to the members of the group on the basis of the percentage of the total tax which the tax of such member, if computed on a separate return, would bear to the total amount of the taxes for all

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2022

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

members of the group so computed ("separate return liability method").

The Company does not have any uncertain tax positions at December 31, 2022 which require accrual or disclosure. The Company records interest and penalties as part of income tax expense. No interest or penalties were recorded for the year ended

December 31, 2022. The consolidated DJS income tax returns are subject to review and examination by federal and state taxing authorities. These returns are currently open to audit under applicable statutes of limitations by the Internal Revenue Service generally back to and including 2019.

Concentration of Credit Risks

During the year ended December 31, 2022, the Company had amounts in excess of $250,000 in a brokerage account. These balances fluctuate during the year. Amounts are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000, of which no more than $250,000 may be in cash. The Company's principal clearing firm carries additional protection on terms similar to SIPC for brokerage account balances in excess of $500,000. Management monitors the clearing firm regularly, along with the Company's balances, and seeks to keep this potential risk to a minimum.

2. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a minimum amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $2,715,151 which is $2,615,151 in excess of its required net capital of $100,000. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 0.011 to 1.

The Company is currently exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934, because it does not hold any customer securities or customer cash.

3. RELATED PARTY TRANSACTIONS

Certain expenses incurred are allocated between DJS and the Company pursuant to an agreed-upon allocation percentage based on the nature of the expense. Amounts due to/from the Parent will fluctuate based on these expense allocations and are reflected on the statement of financial condition as a Due to Parent. Substantially all of the Company's revenue is commissions and fees resulting from transactions with an investment advisor related through common ownership.

4. COMMITMENTS

The Parent is obligated under lease agreements for office space expiring between October 31, 2022 and December 31, 2024 in four locations throughout Massachusetts. The Company's expected share of future rent commitments as part of the expense sharing agreement is as follows:

Year ended December 31:

2023	48,101
2024	34,296
	$ 82,397

Total rent expense allocated to the Company for the year ended December 31, 2022 was $78,390, which includes common area maintenance charges.

St. Germain Securities, Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c 3-1 of
the Securities Exchange Act of 1934

December 31, 2022

Computation of net capital:

Total shareholder's equity qualified for net capital		$ 2,764,273
Less: non-allowable assets:		
Receivable from Broker	$	12,686
Prepaid expenses and other assets		36,436
Total non-allowable assets	$	49,122
Net capital		$ 2,715,151

Computation of basic net capital requirement:

Net capital requirement of reporting broker-dealer	$	100,000
Excess net capital		$ 2,615,151
Aggregate indebtedness	$	30,046
Percentage of aggregate indebtedness to net capital		1.1%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2022

See report of independent registered public accounting firm.

St. Germain Securities, Inc.

Schedule II
Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2022

St. Germain Securities, Inc. is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records pursuant to the requirements of 17 CFR 240.17a-3 and 240.17a-4 as are customarily made and kept by a clearing broker or dealer. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 is not applicable.

See report of independent registered public accounting firm.

St. Germain Securities, Inc.

Schedule III
Information Relating to Possession or Control
Requirements under Rule 15c3-3

December 31, 2022

St. Germain Securities, Inc. is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company had no items reportable as customers' fully paid and excess margin securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3), or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See report of independent registered public accounting firm.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of St. Germain Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) St. Germain Securities, Inc. (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
March 31, 2023

St. Germain Securities, Inc. Exemption Report

St. Germain Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

St. Germain Securities, Inc.

I, <u>Michael R. Matty</u>_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



<u>Signature</u>

<u>President</u>
Title